May 15, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Eiko Yaoita Pyles, Staff Accountant

Re:	Datadog, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed February 25, 2020

File No. 001-39051

Ladies and Gentlemen:

Datadog, Inc. (the “Company”) acknowledges receipt of the letter dated May 1, 2020 (the “Letter”) containing comments from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) with respect to the above referenced filing (the “Form 10-K”).

The Company hereby requests an extension of time to respond to the Letter so that it can devote appropriate time and resources to consider the Staff’s comment as well as receive input from the Company’s external advisors. The Company currently expects to provide a response to the Letter no later than June 1, 2020.

Sincerely,

DATADOG, INC.

/s/ David Obstler
David Obstler
Chief Financial Officer

cc:	Olivier Pomel, Datadog, Inc.

Laszlo Kopits, Datadog, Inc.

Nicole Brookshire, Cooley LLP

Jodie Bourdet, Cooley LLP

Alison Haggerty, Cooley LLP